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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 10)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 3. Identity and Background.

     (b) The Termination and Release Agreement

     On May 20, 1999, Rental Service Corporation ("RSC") and NationsRent, Inc. ("NationsRent") entered into a Termination and Release Agreement (the "Termination and Release Agreement") pursuant to which, among other things, RSC and NationsRent mutually terminated the Agreement and Plan of Merger, dated as of January 20, 1999, between RSC and NationsRent (the "NationsRent Merger Agreement") and abandoned the stock-for-stock merger of RSC and NationsRent contemplated thereby (the "NationsRent Merger").

     In connection with the termination of the NationsRent Merger Agreement, RSC also agreed to pay in escrow for the benefit of NationsRent an amount equal to $6 million in cash solely as reimbursement for certain out-of-pocket costs and expenses incurred by NationsRent in connection with or relating to the NationsRent Merger Agreement and the Termination and Release Agreement and the performance of NationsRent's obligations thereunder through the date of the Termination and Release Agreement, including, without limitation, fees and expenses of financial, legal and accounting advisors. On May 20, 1999, RSC deposited $6 million in escrow for such purposes in accordance with the Termination and Release Agreement.

     In addition, pursuant to the Termination and Release Agreement, RSC and NationsRent agreed to mutually release and discharge each other (and their respective directors, officers, advisors, employees, agents and certain other representatives or affiliates thereof) from all claims, suits or actions relating to or arising out of the NationsRent Merger Agreement or the agreements ancillary thereto or the transactions contemplated thereby. The mutual release and discharge does not apply to claims, suits or actions arising out of (1) an undertaking or promise set forth in the Termination and Release Agreement or (2) a breach of the obligations of RSC and NationsRent set forth in the confidentiality agreement between RSC and NationsRent dated January 12, 1999 (the "Confidentiality Agreement") pursuant to which RSC and NationsRent agreed to treat as confidential certain business, financial and other information exchanged by the parties. Moreover, NationsRent agreed, promptly after receipt of the $6 million amount, to dismiss with prejudice its complaint filed on April 30, 1999 in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida and captioned NationsRent, Inc. v. United Rentals, Inc., UR Acquisition Corporation, Bradley S. Jacobs, John N. Milne and Goldman Sachs & Co., Case No. 99-07422.

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     The foregoing description of the Termination and Release Agreement is qualified in its entirety by reference to the text of the Termination and Release Agreement, a copy of which is filed as Exhibit 48 hereto and is incorporated by reference herein.

     The Stock Option Termination Agreement

     On May 20, 1999, RSC and NationsRent separately entered into a Stock Option Termination Agreement (the "Stock Option Termination Agreement") pursuant to which, RSC and NationsRent mutually terminated and canceled, solely in consideration of their mutual covenants to so terminate and cancel, (1) the Stock Option Agreement, dated as of January 20, 1999, executed by RSC in favor of NationsRent and the option on RSC common stock granted to NationsRent thereby, and (2) the Stock Option Agreement, dated as of January 20, 1999, executed by NationsRent in favor of RSC, and the option on NationsRent common stock granted to RSC thereby (together, the "Stock Option Agreements"). In connection with the execution of the Stock Option Termination Agreement, each of RSC and NationsRent acknowledged that the options granted pursuant to the Stock Option Agreements had not become exercisable prior to the termination of the Stock Option Agreements.

     The foregoing description of the Stock Option Termination Agreement is qualified in its entirety by reference to the text of the Stock Option Termination Agreement, a copy of which is filed as Exhibit 49 hereto and is incorporated by reference herein.

     Amendment to Confidentiality Agreement

     On May 20, 1999, RSC and NationsRent also executed an amendment to the Confidentiality Agreement (the "Confidentiality Agreement Amendment"). Pursuant to the Confidentiality Agreement Amendment, NationsRent agreed that for a period of nine months NationsRent will not participate in any sale, merger, acquisition or reorganization involving RSC, except that such limitation will not have an effect on actions taken from and after such time as RSC (1) provides material non-public information regarding RSC to any person for the purpose of evaluating or making an acquisition proposal concerning RSC, or (2) enters into a definitive agreement giving effect to an acquisition proposal. In addition, among other things, the Confidentiality Agreement Amendment provides for the return and/or destruction of certain confidential information furnished by RSC and NationsRent to each other pursuant to the Confidentiality Agreement and includes restrictions on RSC and NationsRent, respectively, publishing injurious statements about the other party.

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     The foregoing description of the Confidentiality Agreement Amendment is qualified in its entirety by reference to the text of the Confidentiality Agreement Amendment, a copy of which is filed as Exhibit 50 hereto and is incorporated by reference herein.

     The 1999 Severance Plans

     The Board of Directors of RSC (the "RSC Board") believes that one of RSC's most important resources is its employees and considers it essential to the best interests of RSC's stockholders to foster the continuous employment of its employees and those of its subsidiaries. In addition, the RSC Board recognizes that, as is the case with many publicly-held corporations, the possibility of the consummation of a transaction effecting a change in control of RSC, including the Tender Offer, may exist and that such possibility, and the uncertainty and questions that it causes, could result in the departure or distraction of personnel to the detriment of RSC and its stockholders. The RSC Board recently has been informed by RSC's senior management that certain of RSC's employees have resigned from RSC since the commencement of the Tender Offer.

     As a result of RSC's concern about the potentially disruptive effects of the Tender Offer on its employees, RSC retained the independent consulting firms Towers Perrin and Watson Wyatt & Company to advise the RSC Board and to evaluate the possibility of implementing certain supplemental severance pay plans to provide certain severance benefits to employees eligible under such plans.

     Based on the foregoing, at a meeting of the RSC Board on May 20, 1999, the RSC Board approved and adopted, and authorized RSC to implement and establish,
(1) a Supplemental Severance Pay Plan (the "Supplemental Severance Plan") for certain employees of RSC and its subsidiaries, (2) a Supplemental Severance Pay Plan for Key Corporate Employees (the "Corporate Employee Severance Plan") for certain key employees who are employed at RSC's corporate office, and (3) a Supplemental Severance Pay Plan for Key Field Employees (the "Field Employee Severance Plan") for certain key employees who are not employed at RSC's corporate office. The purpose of the Supplemental Severance Plan, the Corporate Employee Severance Plan and the Field Employee Severance Plan (collectively, the "1999 Severance Plans") is to reinforce and encourage the continued attention and dedication of RSC's employees to their duties and to

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foster their continued employment with RSC without distraction arising from the possibility of a change in control of RSC.

     The 1999 Severance Plans generally provide for certain severance benefits to eligible employees if, within twelve months following a "Change in Control," the employment of an employee eligible for benefits under the 1999 Severance Plans (1) is involuntarily terminated other than by reason of the employee's death or disability or for "Cause" (as defined in the 1999 Severance Plans), or
(2) is voluntarily terminated for "Good Reason" (as defined in the 1999 Severance Plans). Employees eligible for benefits under one of the 1999 Severance Plans will not be eligible under any of the other 1999 Severance Plans.

     The specific benefits and eligibility requirements under each of the 1999 Severance Plans are as follows:

     . Supplemental Severance Plan. The benefits under the Supplemental Severance Plan include a lump sum cash payment in an amount equal to six weeks pay based on the base compensation of the employee as of the date of termination (or, if greater, as in effect immediately prior to the Change in Control) and the continuation of medical and dental insurance for a period of six weeks following the calendar month in which the employee is terminated. An employee of RSC or any of its subsidiaries who is not an eligible employee under either the Corporate Employee Severance Plan or the Field Employee Severance Plan is eligible for severance benefits under the Supplemental Severance Plan if such employee (1) is a regular, full-time employee of RSC or its subsidiaries who is not covered by a collective bargaining agreement providing for similar benefits, and (2) is not a party to a written employment agreement or severance agreement with RSC (other than RSC's standard employment offer letter). In addition, an employee eligible under the Supplemental Severance Plan immediately prior to a Change in Control whose scheduled work hours are unilaterally reduced thereafter will continue to be eligible under the Supplemental Severance Plan.

     . Corporate Employee Severance Plan. The benefits under the Corporate Employee Severance Plan include a lump sum cash payment in an amount equal to twelve weeks pay based on the base compensation of

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        the employee as of the date of termination (or, if greater, as in effect immediately prior to the Change in Control) and the continuation of medical and dental insurance for a period of twelve weeks following the calendar month in which the employee is terminated. An employee of RSC or any of its subsidiaries who is employed in RSC's corporate office and who is not covered by a collective bargaining agreement providing for similar benefits is eligible for severance benefits under the Corporate Employee Severance Plan if such employee (1) is not a party to a written employment agreement or severance agreement with RSC (other than RSC's standard employment offer letter), and (2) is designated by the RSC Board or the Compensation Committee thereof as eligible to receive severance benefits under the Corporate Employee Severance Plan. In addition, an employee eligible under the Corporate Employee Severance Plan immediately prior to a Change in Control remains eligible under the Corporate Employee Severance Plan following the Change in Control.

     . Field Employee Severance Plan. The benefits under the Field Employee Severance Plan include a lump sum cash payment in an amount equal to eight weeks pay based on the base compensation rate of the employee as of the date of termination (or, if greater, as in effect immediately prior to the Change in Control) and the continuation of medical and dental insurance for a period of eight weeks following the calendar month in which the employee is terminated. An employee of RSC or any of its subsidiaries who is not employed in RSC's corporate office or covered by a collective bargaining agreement providing for similar benefits is eligible for severance benefits under the Field Employee Severance Plan if such employee (1) is not a party to a written employment agreement or severance agreement with RSC (other than RSC's standard employment offer letter), and (2) is designated by the RSC Board or the Compensation Committee thereof as eligible to receive severance benefits under the Field Employee Severance Plan. In addition, an employee eligible under the Field Employee Severance Plan immediately prior to a Change in Control remains eligible under the Field Employee Severance Plan following the Change in Control.

     As defined in each of the 1999 Severance Plans, a "Change in Control" is deemed to have occurred for purposes of the 1999 Severance Plans if: (1) any person (other than any employee benefit plan maintained by RSC) acquires beneficial ownership of 50% or more of the common stock of RSC; (2) RSC is a party to a merger, consolidation or other transaction in which RSC is not the surviving company or the stockholders of RSC immediately prior to the transaction do not continue to own at least 60% of the surviving corporation immediately after the transaction; (3) RSC is materially or completely liquidated;

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or (4) individuals who constituted the RSC Board as of the effective date of the
1999 Severance Plans cease for any reason to constitute at least a majority of the RSC Board (provided that any individual whose election or nomination to the RSC Board was approved by at least two-thirds of the directors comprising the RSC Board as of the effective date of the 1999 Severance Plans shall be considered as though such individual were a member of the RSC Board as of such date, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other actual or overtly or publicly threatened solicitation of proxies or consents by or on behalf of a person or entity other than the RSC Board).

     The 1999 Severance Plans may be terminated by the RSC Board at any time and the RSC Board may from time to time amend any of the 1999 Severance Plans as the RSC Board may deem advisable. Notwithstanding the preceding sentence, no termination of, or amendment to, any of the 1999 Severance Plans on or after a Change in Control shall adversely affect the rights of any employee eligible immediately prior to such Change in Control for benefits under the 1999 Severance Plans.

     The foregoing description of the 1999 Severance Plans is qualified in its entirety by reference to the texts of the Supplemental Severance Plan, the Corporate Employee Severance Plan and the Field Employee Severance Plan, copies of which are filed as Exhibits 51, 52 and 53, respectively, hereto and are incorporated by reference herein.

Item 4.  The Solicitation or Recommendation.

     (a) As described in the response to Item 7(a) below, in light of the termination of the NationsRent Merger Agreement and related documents, including the Stock Option Agreements, the RSC Board has requested that its financial advisors, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, commence and conduct a review and evaluation of RSC's strategic alternatives, and promptly report the results of their review and evaluation to the RSC Board for its consideration. UNTIL THE COMPLETION OF THE REVIEW AND EVALUATION PROCESS, THE RSC BOARD IS MAINTAINING ITS RECOMMENDATION THAT RSC'S

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STOCKHOLDERS REJECT THE TENDER OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE
TENDER OFFER.

     (b) The first paragraph following the table under the heading "Five-Year Business Forecast" in the response to Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented in its entirety to read as follows:

          The five-year business forecast set forth above was not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding prospective financial information nor was the information prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The inclusion of the five-year business forecast in this Schedule 14D-9 should not be regarded as an indication that RSC or any of its representatives considers forecasted financial results to be achievable.

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Item 7.  Certain Negotiations and Transactions by the Subject Company.

     (a) As previously disclosed, on May 7, 1999, RSC and NationsRent commenced negotiations with respect to an amendment to the NationsRent Merger Agreement. RSC and NationsRent were unable to reach an agreement with respect to any such amendment. As described in the response to Item 3(b) above, on May 20, 1999, RSC and NationsRent entered into the Termination and Release Agreement, the Stock Option Termination Agreement and the Confidentiality Agreement Amendment.

     By virtue of the execution of the Termination and Release Agreement, RSC is no longer subject to the terms of the NationsRent Merger Agreement. Notwithstanding the foregoing, RSC has not engaged in any discussions or negotiations with the Bidder with respect to the Tender Offer at this time. In light of the termination of the NationsRent Merger Agreement and related documents, including the Stock Option Agreements, the RSC Board requested that its financial advisors conduct a review and evaluation of RSC's strategic alternatives, and promptly report the results of their review and evaluation to the RSC Board for its consideration. During the course of this review and evaluation of RSC's strategic alternatives, including remaining an independent company, RSC and its financial advisors may contact and engage in discussions with one or more third parties. Such discussions may lead to negotiations with any of such parties with respect to a potential strategic transaction with RSC. Any potential strategic transaction involving RSC could relate to or result in
(1) an extraordinary transaction such as a merger or reorganization, involving RSC or any subsidiary of RSC; (2) a purchase, sale or transfer of a material amount of assets by RSC or any subsidiary of RSC; (3) a tender offer for or other acquisition of securities by or of RSC; or (4) a material change in the present capitalization or dividend policy of RSC. No assurance can be given that any such discussion will result in a strategic transaction involving RSC.

Item 8.  Additional Information to be Furnished.

     A copy of the press release related to the execution of the Termination and Release Agreement issued by RSC is filed as Exhibit 54 hereto and is incorporated by reference herein.

     As previously disclosed in the Schedule 14D-9, Martin R. Reid, RSC's Chairman of the Board and Chief Executive Officer, upon the advice of his physicians, has requested and been granted a medical leave of absence. Mr. Reid is currently undergoing treatment consistent with his doctor's recommendations

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and, until that process is concluded, RSC cannot be certain as to the likelihood or timing of his return to his duties as Chairman of the Board and Chief Executive Officer of RSC.

Item 9.   Material to be Filed as Exhibits.

     48   Termination and Release Agreement dated May 20, 1999 between
Rental Service Corporation and NationsRent, Inc.

     49   Stock Option Termination Agreement dated May 20, 1999 between
Rental Service Corporation and NationsRent, Inc.

     50   Letter from NationsRent, Inc. to Rental Service Corporation dated May
20, 1999.

     51   Rental Service Corporation Supplemental Severance Pay Plan.

     52   Rental Service Corporation Supplemental Severance Pay Plan for Key
Corporate Employees.

     53   Rental Service Corporation Supplemental Severance Pay Plan for Key
Field Employees.

     54   Press Release issued by Rental Service Corporation dated May 20, 1999.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1999                       Rental Service Corporation

                                          By: /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer